EXHIBIT D
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                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                           320 Park Avenue, Suite 2500
                          New York, New York 10022-6815


                                                                October 17, 2004

EGL Holding Company
c/o Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, New York 10022-6815

     Re: Equity Commitment Letter

Ladies and Gentlemen:

          Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), by and among EGL Holding Company, a Delaware corporation ("Parent"), EGL Acquisition Corp., a Delaware corporation ("Acquisition"), and Select Medical Corporation, a Delaware corporation (the "Company") . Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

          Welsh, Carson, Anderson & Stowe IX, L.P. ("WCAS") hereby commits to Parent that, at the Effective Time, subject to the satisfaction or waiver (with WCAS's consent) of each of the conditions precedent set forth in Sections 6.1 and 6.2 of the Merger Agreement, WCAS and certain investors (together with WCAS, the "Investors") shall purchase equity securities of Parent for an aggregate purchase price of $567,200,000 in cash. The proceeds of such purchase will be contributed by Parent to Acquisition in exchange for common equity of Acquisition and used by Acquisition to provide a portion of the funds needed to consummate the Merger, to finance the Company's tender offer for its existing senior subordinated notes, to repay certain of the existing senior indebtedness of the Company and its subsidiaries and to pay transaction expenses in connection with the Merger and the transactions related thereto. WCAS's commitment and other obligations under this letter agreement will terminate upon the termination of the Merger Agreement.

          It is contemplated that certain individuals affiliated with WCAS shall, prior to the Effective Time, contribute an aggregate 2,000,000 shares (the "GP Shares") of Company Common Stock to Parent in exchange for shares of Parent capital stock. As provided in Section 2.1(b) of the Merger Agreement, the GP Shares so contributed to Parent would be owned by Parent at the Effective Time and cancelled for no consideration in the Merger. In the event that the aggregate number of GP Shares so contributed to Parent is less than 2,000,000, the amount of WCAS's equity commitment set forth in the preceding paragraph shall be increased by an amount equal to the product of (x) 2,000,000 less the number of GP Shares actually contributed to Parent and held by Parent at the Effective Time and (y) $18.00.

          At the Closing, Parent shall cause the Surviving Corporation to pay WCAS Management Corporation, as agent for WCAS Management Corporation and certain other investors of the Company, a financing fee equal to $24,600,000, payable in immediately available funds. Parent further agrees to cause the Surviving Corporation to reimburse WCAS and its affiliates for (or pay on their behalf) all of the out-of-pocket fees and expenses incurred by them in connection with the transactions contemplated by the Merger Agreement and this letter agreement, including, without limitation, the fees and expenses of their legal, accounting, financial and other advisors.

          Notwithstanding anything that may be expressed or implied in this letter agreement, Parent covenants, agrees and acknowledges that no Person other than WCAS shall have any obligation to capitalize Parent or Acquisition hereunder and that, notwithstanding that WCAS and certain of the other Investors are partnerships, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any current or future officer, agent or employee of WCAS or of any other Investor, against any current or future general or limited partner of WCAS or of any other Investor or against any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise. Without limiting the generality of the foregoing it is expressly agreed and acknowledged by Parent that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of WCAS or of any other Investor or any current or future general or limited partner of WCAS or of any Investor or any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, as such for any obligations of WCAS or of any Investor under this letter agreement or any documents or instruments delivered in connection herewith or for any claim relating to, based on, in respect of or by reason of such obligations or their creation.

          Each of WCAS and Parent covenants, agrees and acknowledges that: (i) this letter agreement may be executed in two or more counterparts (and may be delivered by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument; (ii) this letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; (iii) except for the obligations hereunder to WCAS Management Corporation nothing express or implied is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever relating to, under or by reason of this letter agreement;
(iv) this letter agreement and all claims arising hereunder shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of Laws thereof; (v) any claim arising under this letter agreement shall be brought exclusively in the state or federal courts sitting in New York County, New York, and such courts are agreed to be a convenient forum for such claims and (vi) this letter agreement, together with the Merger Agreement and the other agreements executed in connection with the Merger Agreement on the date hereof, sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supercedes all prior written and oral agreements and understandings with respect thereto.


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

                                              Very truly yours,

                                              WELSH, CARSON, ANDERSON &
                                                STOWE IX, L.P.

                                              By WCAS IX Associates LLC,
                                                 General Partner



                                              By /s/ Sean M. Traynor
                                                 -------------------------------
                                                 Managing Member


Accepted and agreed to as of
the first date above written:


EGL HOLDING COMPANY



By /s/ Sean M. Traynor
   ----------------------------------
   Name: Sean M. Traynor
   Title: Chief Executive Officer
















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